UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914 and 333-266481) and Form F-3 (File Nos. 333-250122, 333-255865 and 333-271884).

Issuance of Subordinated Note in a Private Placement

On November 8, 2023, Sequans Communications S.A. a société anonyme organized under the laws of France (the “Company”) entered into a Security Purchase Agreement (the “Purchase Agreement”) with Renesas Electronics America Inc., a California corporation (the “Purchaser”), and a wholly owned subsidiary of Renesas Electronics Corporation, a Japanese corporation (“Renesas”), providing for the issuance to the Purchaser of an unsecured subordinated note (the “Note”) in an aggregate principal amount of $6 million. The transaction closed on November 8, 2023.

The Note shall accrue interest at 9.5% per annum. The principal amount and any accrued interest on the Note is due on the earliest to occur of (i) the written demand by the holder of the Note for repayment after the successful consummation of the offer by Renesas Electronics Europe GmbH, incorporated as a limited liability company under the laws of Germany (Gesellschaft mit beschränkter Haftung—GmbH) and a direct wholly owned subsidiary of Renesas, to acquire all of the Company’s outstanding ordinary shares, nominal value €0.01 per share (“Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (“ADSs”) and Ordinary Shares issuable upon the exercise or conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or rights to purchase, subscribe for, or be allocated Ordinary Shares of the Company, for $0.7575 per Ordinary Share and $3.03 per ADS (the “Tender Offer”), (ii) 90 days after the termination of the Tender Offer (other than by reason of successful completion thereof), (iii) 90 days after the termination of the Memorandum of Understanding, dated as of August 4, 2023, by and between Renesas and the Company, as amended by Amendment No. 1 to the Memorandum of Understanding, dated September 2, 2023 (the “MoU”), and (iv) the date a Company Termination Fee (as defined in the MoU) is payable under the MoU. Pursuant to the Purchase Agreement and the Note, the Company will be required to pay the Purchaser 10% of the original principal amount of the Note in addition to any outstanding principal amount and any accrued and unpaid interest upon termination of the MoU under certain circumstances. The Purchase Agreement contains customary representations and warranties of the Company. The Note contains customary covenants and is subject to customary events of default.

The above description is qualified in its entirety by the terms of the Purchase Agreement and the Note, which are filed as Exhibits 4.1 and 4.2 to this Form 6-K, which is incorporated herein by reference.

Exhibit Index

The following exhibits are filed as part of this Form 6-K:

Exhibit No.	Description

4.1	Security Purchase Agreement, dated November 8, 2023, by and between Sequans Communications S.A. and Renesas Electronics America, Inc.

4.2	Note issued by Sequans Communications S.A. dated November 8, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: November 9, 2023	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer